VEDDER PRICE P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FAX: 312-609-5005

CHICAGO • NEW YORK CITY • WASHINGTON, D.C. • ROSELAND, NJ
RENEE M. HARDT
312-609-7616

rhardt@vedderprice.com

April 10, 2008

VIA EDGAR

Ms. Linda B. Stirling

Senior Counsel, Branch 22

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, D.C.  20549

Re:	Allstate Financial Investment Trust
File Nos. 333-148568 and 811-22165

Dear Ms. Stirling:

On behalf of Allstate Financial Investment Trust (the “Trust”), this letter is in response to the comments you provided during our telephone conference on April 9, 2008 regarding my letter dated April 8, 2008 in response to comments you provided on Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-1A.

Allstate Large Cap Index Fund

1.             Comment:  You reiterated your prior comment regarding the Index Fund, which was to disclose what correlation coefficient will be used to track the fund’s accuracy with its index.  You noted that most index funds disclose a correlation coefficient of 95% or more.

Response:  The primary correlation coefficient used to calculate tracking error will be 95%.  Based on this response, the paragraph regarding tracking risk will be revised as follows:

Tracking Risk

This is the risk that the Allstate Large Cap Index Fund will not be able to replicate exactly the performance of the index it tracks due to an imperfect correlation in the Fund’s securities and those in its index, transaction costs, management fees, cash flow timing consideration and availability of securities comprising the index.

AIMCO seeks correlation over time of 95% between the Fund’s performance and the performance of the index; a figure of 100% would represent perfect correlation.  AIMCO uses BARRA to track the Fund’s accuracy with its index, using a tracking error methodology.  Tracking error is monitored daily.  If there are instances of excessive tracking error, AIMCO will determine the appropriate steps to take to remedy the situation.

2.             Under the heading, “Portfolio Manager Compensation” in the SAI, my response stated that the following sentence would be added to the end of this paragraph:  The pre-determined performance measures are specific to the portfolio for which each investment professional is responsible and measure the total return of such portfolio compared to a predetermined benchmark on a one-year and three-year basis, plus certain discretionary measurements based on relevant goals, initiatives and responsibilities set annually for each investment professional.  You noted the reference to “predetermined benchmark” and stated that such benchmark should be disclosed.

Response:  The predetermined benchmark for the portfolio managers of the Index Fund will be the S&P 500.  Accordingly, after the reference to predetermined benchmark, the following will be added:  (the S&P 500 for the portfolio managers of the Large Cap Index Fund).

*        *        *

The Trust seeks an effective date of April 14, 2008.

Please call me at (312) 609-7616 if you have any additional questions.

Very truly yours,

/s/ Renee M. Hardt
Renee M. Hardt

RMH/ser
cc:	Joseph P. Rath
Cathy G. O’Kelly